Exhibit 99.1

ASX Market Announcement

Appendix 4C & Quarterly Business Update – September 2024

Executes Strategic Restructure – Focus on US B2B geneType and EasyDNA

Melbourne, Australia, 31 October 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and quarterly business update for the quarter ending 30 September 2024 (Q1 FY25).

Key highlights:

●	Cash receipts totalling $1.83 million,	●	Progress on launch of geneType on EasyDNA platform accelerating global access – provides availability of geneType in more than 40 countries worldwide.
●	Executed “capital light” strategy - resulting in a significant reduction cost of operations.
●	Monthly costs reducing from $800k to $300k - while retaining high throughput capability for geneType by outsourcing laboratory testing to US partner Gene by Gene.	●	GTG participant in successul ban on use of geneomic information by Life Insurance Industry – GTG, in conjunction with a range of other groups was successfully able to lobby the Federal Government to legislate a total ban on the use of genomic information in the life insurance underwriting.
●	Strong focus on US B2B strategy poised for significant growth – Company’s existing distribution partners are making great strides in building awareness amongst employer groups.

The effects of GTG’s restructure that was announced on 26 July 2024 has resulting in a significant reduction in operating costs during the quarter despite redundancy and implementation costs. These changes have resulted in the Company’s operating costs being reduced from approximately $800k to almost $300k per month, these changes combined with the capital raise that is underway and the focus on growing geneType B2B and EasyDNA sales should provide the company with a solid foundation to move toward breakeven by late-2025.

GTG’s US team led by Drs Erika Spaeth and Joel Evans are leveraging the current focus by health providers on patient wellness and personalised health by driving awareness of geneType risk assessment testing at an institutional and Business to Business (B2) level. The Company is well advanced with a number of groups in the US that will facilitate large volume demand for geneType, this increased demand will be comfortably handled by GTG’s Houston based partner Gene by Gene for outsourced wet Laboratory services. All data analysis and operation of our patented algorithms are conducted by GTG at our NATA and CLIA accredited facility in Australia.

Launching geneType on the EasyDNA Platform provides GTG with an important additional channel into the global market. This channel is also supported by the Company’s licensing strategy that will enable access to geneType in a wide range of countries that are currently serviced by EasyDNA providing further growth opportunities.

Genetic Technologies Limited www.geneType.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Through GTG’s membership in InGeNA (the industry group representing Australian genomics companies) the Company was pleased to contribute to a report led by Monash University’s Dr Jane Tiller and Professor Paul Lacaze, recommending that the Australian Government legislate to completely ban the use of genetic test results in life insurance underwriting. Consistent with the report’s recommendations, the Government has announced that the Australian ban will not be subject to any financial limits, caps or exceptions. This legislation removes an important barrier to adoption by consumers ensuring Australians can make genetic testing decisions based on health needs, not financial implications. This opens the door for the use of our geneType platform across a huge target market with most people over the age of 30 being able to utilise our risk assessment tests, not just those with rare genetic mutations or a family history of disease.

Financial and Cashflow Overview

At the end of September 2024, the Company had $1.62 million in cash and cash equivalents. Cash receipts from customers for the quarter of $1.84 million were $0.43 million (9.8%) lower than the prior corresponding period.

Net cash flow for operating activities during the quarter were a net inflow of $0.42 million (inclusive of R&D refund) and a net outflow of $1.42 million (excluding R&D refund). Net cash outflow for operating activities (excluding R&D refund) improved significantly as a result of the Company’s restructure, announced on 26 July 2024, being $1.83 million (56.4%) lower than the prior quarter. Lower manufacturing and operating costs ($593k/51.1%), advertising and marketing ($732k/86.0%), staff costs ($353k/20.7%), and administration and corporate costs ($571k/36.4%) were partialy offset by lower customer receipts ($428k/18.9%). The Company expects that the level of net operating cash flows will continue to improve towards its targeted level over the next quarter as a result of, amongst other things, further benefits from the restructure, improved contribution from EasyDNA and AffinityDNA, and further costs containment management and cash preservation efforts.

In accordance with Listing Rule 4.7.B, the Company made $10k of payments to related parties of the entity, and their associates, as disclosed at Item 6.1 of the Appendix 4C. The payments related to directors’ fees. Directors have agreed to defer all fees and received shares in lieu of cash, subject to shareholders approval.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Peter Rubinstein

Chairman
E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.geneType.com

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Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Genetic Technologies Limited
ABN	Quarter ended (“current quarter”)
17 009 212 328	30 September 2024

	Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers		1,838	1,838
1.2	Payments for
	(a)	research and development	(138)	(138)
	(b)	product manufacturing and operating costs	(567)	(567)
	(c)	advertising and marketing	(119)	(119)
	(d)	leased assets	(80)	(80)
	(e)	staff costs	(1,353)	(1,353)
	(f)	administration and corporate costs	(997)	(997)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		6	6
1.5	Interest and other costs of finance paid		(10)	(10)
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		1,839	1,839
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		419	419

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	(7)	(7)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		(7)	(7)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	38	38
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	156	156
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	194	194

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,021	1,021
4.2	Net cash from / (used in) operating activities (item 1.9 above)	419	419
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(7)	(7)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	194	194
4.5	Effect of movement in exchange rates on cash held	(7)	(7)
4.6	Cash and cash equivalents at end of period	1,620	1,620

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,620	1,021
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,620	1,021

6.	Payments to related parties of the entity and their associates	Current quarter $A’000

6.1	Aggregate amount of payments to related parties and their associates included in item 1	10
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $10k. The payments related to the director fees for the month of July. Subsequently, directors have agreed to defer all fees and receive as shares in lieu of cash, subject to shareholders’ approval.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000

7.1	Loan facilities	-	-

7.2	Credit standby arrangements	-	-

7.3	Other (please specify)	187	7

7.4	Total financing facilities	187	7

7.5	Unused financing facilities available at quarter end		180

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%

2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000

8.1	Net cash from / (used in) operating activities (item 1.9)	419

8.2	Cash and cash equivalents at quarter end (item 4.6)	1,620

8.3	Unused finance facilities available at quarter end (item 7.5)	180

8.4	Total available funding (item 8.2 + item 8.3)	1,800

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	N/A

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 October 2024

Authorised by:	Mark Ziirsen
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4